[JMG EPLORATION LOGO]

August 2, 2006

H. Roger Schwall, Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-7010

Re:	Responses to the Securities and Exchange Commission Staff Comments dated July 18, 2006, regarding JMG Exploration, Inc.

Post-Effective Amendment No. 1 to Registration Statement on Form SB-2 Filed June 30, 2006 File No. 333-120082

Form 10-K for the Fiscal Year Ended December 31, 2005 Filed April 6, 2006, as amended File No. 01-32438

Form 10-Q for the Fiscal Quarter Ended March 31, 2006 Filed May 15, 2006

Dear Mr. Schwall:

This letter responds to the staff’s comments set forth in the July 18, 2006 letter regarding the above-referenced Post-Effective Amendment No. 1 to Registration Statement on Form SB-2, Form 10-K and Form 10-Q (the “Filings”). For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.

In some of the responses, we have agreed to change or supplement the disclosures in future filings. We are doing so in the spirit of cooperation with the staff of the Securities and Exchange Commission, and not because we believe our prior filing is materially deficient or inaccurate. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient. We have also indicated in some responses that we believe no change in disclosure is appropriate, and have explained why.

We are submitting marked copies of the proposed revised filings to you by courier.

Our responses are as follows:

General

Staff Comment No. 1.

Where comments on one document or section also relate to disclosure in another document or section, please make parallel changes to all affected disclosure. This will

H. Roger Schwall, Assistant Director
August 2, 2006

eliminate the need for us to repeat similar comments. For example, amend the Form 10-Q identified above to comply with any comments on the Form 10-K.

JMG’s Response:

JMG has complied with this request.

Post-effective Amendment No. 1 to Registration Statement on Form SB-2

Staff Comment No. 2.

Please amend the accounting and disclosures in your registration statement, as necessary to comply with all applicable comments written on your periodic reports. Also amend the disclosures in your periodic reports to comply with any applicable comments that are written on your registration statement.

JMG’s Response:

JMG has complied with this request.

Staff Comment No. 3.

Under Item 22 to the Form SB-2 instructions, you are required to include financial statements specified in Item 310 of Regulation S-B. Please comply with this guidance.

JMG’s Response:

JMG has complied with this request.

Form 10-K for the Fiscal Year Ended December 31, 2005

Management’s Discussion and Analysis or Plan of Operation, page 18

Staff Comment No. 4.

We note that you present under this heading the non-GAAP measure “funds flow from operations” while stating “United States GAAP requires that ‘funds flow from operating activities’ be the measurement focus [and that] Funds flow is derived from ‘cash flow’ as defined by JMG adjusted for non-cash working capital.” We see no basis for your assertion that U.S. GAAP requires you to focus on the non-GAAP measure. It also appears that you are presenting a non-GAAP measure labeled as “loss from operations.” Please revise your disclosure to clarify, and address the following points.

(a)	Demonstrate that your measures comply with the guidance in Item 10(e)(1)(ii)(A) and (B) of Regulation S-K. If you are not able to show compliance in this area, remove the measures, include disclosure explaining that you had not complied with this guidance, and disregard points (b), (c) and (e).

H. Roger Schwall, Assistant Director
August 2, 2006

(b)	Revise all references to the non-GAAP measure of “loss from operations” and “earnings from operations” to comply with Item 10(e)(1)(ii)(E) of Regulation S-K, precluding the use of descriptions for non-GAAP measures that are the same as or confusingly similar to descriptions used for GAAP measures If you had not intended to label these measures as non-GAAP measures, revise accordingly.

(c)	Comply with Item 10(e)(1)(i)(B) of Regulation S-K, requiring a reconciliation between the non-GAAP measure and the most directly comparable GAAP based measure. Given your characterization of “funds flow from operations,” it seems you would need to reconcile this measure to the GAAP based measure “cash used in operating activities” as depicted in your statements of cash flows. Disclose a reconciliation of any non-GAAP measure of “loss from operations” or “earnings from operations” to the most comparable GAAP based measure.

(d)	Eliminate all measures of “funds flow from operations per share” to abide by FRC Section 202.04, stipulating that per share data other than that relating to net income, net assets, and dividends should be avoided in reporting financial results.

(e)	Modify all disclosures of non-GAAP measures to include the most comparable GAAP based measure, to provide a balanced disclosure as required under Item 10(e)(1)(i)(A) of Regulation S-K and FRC Section 202.03.

JMG’s Response:

All references to non-GAAP measures have been removed.

Controls and Procedures, page 54

Staff Comment No. 5.

We note your statement that your certifying officers concluded that “the Company’s disclosure controls as of December 31, 2005 have weaknesses arising from the situation of not having internal staff.” It does not appear that your certifying officers have reached a conclusion regarding the effectiveness of your disclosure controls and procedures. Please disclose your officers’ conclusions regarding the effectiveness of your disclosure controls and procedures.

Further, in this regard, please advise us whether the weaknesses identified constitute material weaknesses. We may have further comments.

JMG’s Response:

We have revised the language in Item 9A to state that our certifying officers have concluded that our disclosure controls were ineffective. The disclosure also discusses deficiency, which does constitute a material weakness, in more detail. The language in Item 9A now reads as follows:

H. Roger Schwall, Assistant Director
August 2, 2006

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to ensure that information required to be disclosed in reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the specified time periods. Disclosure controls are also designed to reasonably assure that such information is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. As of December 31, 2005, management conducted an assessment of the effectiveness of the design and operation of the Company’s disclosure controls. Based on this assessment, management has determined that the Company’s disclosure controls as of December 31, 2005 were ineffective.

The weakness in internal controls arose from the fact that the Company lacked adequate internal staff to prepare the year end financial statements in preparation for the audit. The deficiency was assessed as a material weakness. To mitigate this weakness, the Company acted prudently and engaged independent experts to assist with accounting and disclosure matters.

The auditors conducted their audit on a substantive basis and did not rely on the Company’s internal controls.

Subsequent to March 31, 2006, the Company is taking additional actions to reduce or eliminate the weakness in internal controls by using alternate staff for the financial reporting process, by engaging in more regular and substantive communication with JED on accounting matters, by proactively accessing and reviewing transactions on a periodic basis directly within JMG’s accounting system, and by continuing to work with independent experts pertaining to disclosure matters. JMG and JED continue to pursue the proposed merger to formalize these control procedures and to solidify efficiencies in the reporting process.

Changes in Internal Control Over Financial Reporting

There was no change in JMG’s internal control over financial reporting during the fourth quarter of 2005 that has materially affected, or is reasonably likely to materially affect, JMG’s internal control over financial reporting.

Staff Comment No. 6.

We note your limitations on the effectiveness of controls, and your statement that “[a] control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.” Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

H. Roger Schwall, Assistant Director
August 2, 2006

JMG’s Response:

We have removed the paragraph pertaining to the limitation on effectiveness of control. Please also see the above response for comment #5.

Financial Statements

Note 2 — Significant Accounting Policies, page 43

d)   Revenue Recognition

Staff Comment No. 7.

We note that your presentation of royalties as an offset in arriving at net revenues on the face of your income statement differs from the corresponding presentations in selected financial data on page 17, and your various tables and narratives in MD&A, where you report revenues on a gross basis and depict royalties as an expense.

The guidance in paragraphs 25 and 59T of SFAS 69 and SFAS 19 would ordinarily require revenues to be reported net of royalties. Please tell us the reasons you believe this guidance does not apply to you, under the circumstances.

JMG’s Response:

Revenues have been revised to be reported net of royalties.

Staff Comment No. 8.

Expand your accounting policy note to describe the manner by which you are handling imbalances between production and your relative share in production so that it is clear how your methodology compares to that required under EITF 9022. Also address your accounting for and presentation of royalties on production.

JMG’s Response:

EITF 90-22 pertains to the accounting for natural gas-balancing arrangements. From inception to March 31, 2006, JMG has produced and earned only oil revenue. Thus, EITF 90-22 is not applicable to JMG’s present production activities. We have amended the December 31, 2005 financial statements and the Management Discussion and Analysis to clarify JMG’s source of revenue.

H. Roger Schwall, Assistant Director
August 2, 2006

Form 10-Q for the Fiscal Quarter Ended March 31, 2006

Controls and Procedures, page 29

Staff Comment No. 9.

Please provide the disclosure required by Item 307 of Regulation S-K. It is not sufficient to refer to where this disclosure may appear elsewhere. In that regard, expand your discussion to update any steps you have take to address your “weaknesses.”

JMG’s Response:

Please see the above response for comment #5.

Engineering Comments

Post-effective Amendment No. 1 to Registration Statement on Form SB-2

Prospectus Summary, page 1

General, page 1

Staff Comment No. 10.

Tell us why you believe the Cheyenne River Project has additional potential as you drilled two wells several years previously with no or little proved reserves.

JMG’s Response:

Reference to the Cheyenne River Project has been deleted from the document.

Management’s Discussion and Analysis or Plan of Operation, page 9

Overview, page 9

Staff Comment No. 11.

The guidance in Rule 436 of Regulation C requires that you obtain and file a letter of consent from your independent petroleum engineers as experts for any portion of their report that is quoted or summarized in the registration statement.

JMG’s Response:

JMG has obtained a letter of consent from DeGolyer and MacNaughton Canada Limited, which will be filed as an exhibit to post-effective amendment no. 2 to the Form SB-2.

H. Roger Schwall, Assistant Director
August 2, 2006

Staff Comment No. 12.

You state that your average production for the first quarter of 2006 was 115 boe/day. Please tell us if this is only production net to your interest.

JMG’s Response:

The average production for the first quarter of 2006 has been revised to 96 boe/day which is JGM’s net production interest.

Staff Comment No. 13.

You state that under the farm-outs to JED you will receive the potential of carried interest with no Costs to you. Please expand your disclosure to explain the options you have in terms of both working and net interests after payout of JED’s costs. We understand that you will receive no revenues until JED’s costs have been recovered and, therefore, you may receive no revenues at all. Please address this point in your disclosure.

JMG’s Response:

JED pays 100% of the drilling, completion, and tie-in costs for development wells drilled on JMG lands. In exchange, JED earns 70% of JMG’s working interest. No payout provision exists and thus JMG immediately begins receiving the revenue pertaining to the remaining 30% of the working interest. Accordingly, we believe that the disclosure is complete and amendment is not required.

Staff Comment No. 14.

Please explain under this heading and on page 45 how an independent petroleum engineer’s reserve report will determine the price for properties that you plan to sell to Enterra if there is no outside offer, as suggested by your disclosure. It is our understanding that while reserve reports typically provide estimated volumes for different reserve classifications and a before-tax value, they almost always disclaim any representation of the market value of the reserves or property. Please elaborate on any special arrangements you have negotiated with the engineers that would provide for reliance on their report in determining the price for such properties.

JMG’s Response:

No special arrangements have been negotiated with the engineers. The agreement between JMG and Enterra provides the formula for determining the sale price that both parties have pre-agreed to use. While the above referenced reserve report disclaimer is standard disclosure, many participants in the oil and gas industry consider a before-tax net present value discounted at 10% to be a useful metric in determining the value of a property, and JMG and Enterra have taken this a step further as a contractual agreement between them. Accordingly we do not believe that any further explanation is necessary.

H. Roger Schwall, Assistant Director
August 2, 2006

Reserves, page 26

Staff Comment No. 15.

Rule 4-10(a) of Regulation S-X only allows the disclosure of proved reserves that are net to your interest. Please revise your document to remove all reserves that are before royalties are paid and all unproved reserves.

JMG’s Response:

Reference to reserves before royalties are paid and all unproved reserves have been removed from the document.

Staff Comment No. 16.

Please revise your document to disclose the Standardized Measure of Discounted Future Net Cash Flows at a discount factor of 10% for your net proved reserves and all other information required by SFAS 69.

JMG’s Response:

JMG has complied with this request.

***

        Thank you for your review of the revised filing. If you should have any questions regarding the Filings, this response letter or the proposed changes shown in the marked copies of the Filings we are submitting by courier, please do not hesitate to contact me at (403) 538-3236 or our counsel, Kimberley Anderson, Esq., at (206) 903-8803.

Sincerely, JMG Exploration, Inc. /s/ David C. Ho David C. Ho Chief Financial Officer

cc:	Kimberley Anderson, Esq. Bo-Yong Park, Esq.